EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-135726 on Form S-8 of our reports dated March 1, 2007 relating to the consolidated financial statements of Portland General Electric Company and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption, on December 31, 2006, of Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans) and management's report of the effectiveness of internal control over financial reporting appearing in this Annual Report on Form 10-K of Portland General Electric Company for the year ended December 31, 2006.

DELOITTE & TOUCHE LLP

Portland, Oregon
March 1, 2007